UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE U.S. SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File No. 001-41678

VCI Global Limited

(Name of registrant)

B03-C-8 & 10, Menara 3A, KL Eco City, No.3 Jalan Bangsar, 59200
Kuala Lumpur, Malaysia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Forward Looking Statements

This Report on Form 6-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Our actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, our expectations with respect to future performance and anticipated financial impacts. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside our control and are difficult to predict. Factors that may cause such differences include, but are not limited to risks and uncertainties incorporated by reference under “Risk Factors” in the Registrant’s Form 20-F (001-41678) filed with the Securities and Exchange Commission (the “SEC”) on April 30, 2024 (the “Form 20-F”) and in the Registrant’s other filings with the SEC. The Registrant cautions that the foregoing factors are not exclusive. The Registrant cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Registrant does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

EXHIBIT INDEX

Exhibit	Description
99.1	Operating and Financial Review of VCI Global Limited and its subsidiaries for the six months ended June 30, 2024 and 2023.
99.2	Condensed Consolidated Interim Financial Statements (Unaudited) of VCI Global Limited and its subsidiaries as of June 30, 2024 and December 31, 2023 and for the six months ended June 30, 2024 and 2023.
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

Pursuant to the requirements of the U.S. Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 19, 2024

VCI Global Limited

By:	/s/ Victor Hoo
Name:	Victor Hoo
Title:	Director, Executive Chairman and Chief Executive Officer

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